FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

of Securities Exchange Act of 1934

December 3, 2004

Commission File Number 001-14804

OAO TATNEFT

(also known as TATNEFT)

(name of Registrant)

75 Lenin Street

Almetyevsk, Tatarstan 423450

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): . . . . . . .

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Following are the non-consolidated financial statements (balance sheet and profit and loss account) of OAO Tatneft for the first nine months of 2004 prepared in accordance with Russian accounting standards.

BALANCE SHEET (UNAUDITED)			Code
at September 30, 2004		Form N1 on OKUD	0710001
		Date (year, month, day)	2004|09|30
Company: ОАО TATNEFT
Unit of measurement: RR' 000

		Date of approval
		Date of dispatch (acceptance)

Assets	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
I. NON-CURRENT ASSETS
Intangible assets	110	123,865	110,221
Fixed assets	120	49,086,060	52,116,276
Construction in progress	130	7,428,424	5,358,600
Income-bearing lease investments	135	-	-
Long-term financial investments	140	13,528,801	27,250,241
Deferred tax assets	145	-	-
Other non-current assets	150	-	-
Total Section I	190	70,167,150	84,835,338
II. CURRENT ASSETS
Inventories	210	11,888,499	12,600,937
including:
Raw, materials and other inventories	211	1,444,380	1,449,682
Livestock	212	297	274
Work in progress	213	227,805	312,255
Finished goods and goods for resale	214	4,502,218	4,839,041
Goods dispatched	215	4,232,642	4,315,564
Expenses related to future periods	216	1,481,157	1,684,121
Other inventories and expenses	217	-	-
Value Added Tax on goods purchased	220	3,931,527	2,598,033
Accounts receivable (payment expected beyond
12 months of the reporting date)	230	3,114,613	3,223,223
including:
Buyers and customers	231	325,614	310,398
Accounts receivable (payment expected within
12 months of the reporting date)	240	17,121,543	18,289,924
including:
Buyers and customers	241	7,378,647	6,895,606
Short-term investments	250	8,628,732	9,751,067
Monetary assets	260	755,664	7,503,607
Other current assets	270	15	15
Total Section II	290	45,440,593	53,966,806
TOTAL SECTIONS I and II (lines (190+290))	300	115,607,743	138,802,144

Equity and liabilities	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
III. EQUITY AND RESERVES
Charter capital	410	2,326,199	2,326,199
Treasury shares	411	-	-
Additional capital	420	39,559,656	39,240,837
Legal reserve	430	381,918	116,310
including:
Reserves and provisions formed in accordance with legislation	431	116,310	116,310
Reserves formed in accordance with charter documents	432	265,608
Retained earnings (outstanding losses)	470	38,977,197	58,576,762
Total Section III	490	81,244,970	100,260,108
IV. NON-CURRENT LIABILITIES
Borrowings and bank loans	510	11,491,279	13,352,657
Deferred tax liabilities	515	564,808	1,778,089
Other non-current liabilities	520	-	-
Total Section IV	590	12,056,087	15,130,746
V. CURRENT LIABILITIES
Borrowings and bank loans	610	13,407,739	12,170,834
Accounts payable	620	7,241,979	9,651,413
including:
Suppliers and contractors	621	2,808,359	3,583,943
Payable to staff	622	289,047	492,565
Payable to state non-budget funds	623	97,815	195,084
Payable to budget (taxes)	624	2,523,771	4,159,339
Other creditors	625	1,522,987	1,220,482
Payable to participants (shareholders)	630	812,394	15,130
Income of future periods	640	50,323	238,954
Reserves for future expenses and payments	650	794,251	1,334,959
Other current liabilities	660	-	-
Total Section V	690	22,306,686	23,411,290
TOTAL SECTIONS III, IV, V (lines (490 + 590 + 690))	700	115,607,743	138,802,144

REFERENCE ON ITEMS ACCOUNTED ON OFF-BALANCE SHEET ACCOUNTS
Narrative	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
Rented fixed assets	910	3,635,889	4,249,026
Thereof by leasing	911	2,452,168	3,044,538
Working and fixed assets received for storing	920	467,955	122,173
Goods on commission	930	-	-
Bad debts of insolvent debtors written off to losses	940	860,668	1,022,191
Securities of liabilities and payments received	950	-	-
Securities of liabilities and payments issued	960	1,605,732	2,291,866
Housing stock depreciation	970	28,845	25,843
Depreciation of auxiliary engineering facilities and other similar items	980	6,538	9,193

Chief Executive Officer _______________Takhautdinov Sh.F. Chief Accountant _________________ Garifullin I.G.
(signature) (last name) (signature) (last name)
______ ________________ ______ г.(qualified accountant certificate as at November 20, 1998, № 006473)

PROFIT AND LOSS ACCOUNT (UNAUDITED)			Code
for the period, ended September 30, 2004		Form N2 on OKUD	0710002
		Date (year, month, day)	2004|09|30
Company: OAO TATNEFT
Unit of measurement: RR' 000

Narrative	Line code	For reporting year	For the previous year
1	2	3	4
I. Income from and expenses on ordinary activity
Sales of goods, products, work, services
(less Value Added Tax, excises, and
other similar compulsory payments)	010	107,264,055	84,036,099
Cost of goods, products, work, services sold	020	(69,755,264)	(62,895,344)
Total revenue	029	37,508,791	21,140,755
Sales expenses	030	(7,916,316)	(6,626,470)
General business expenses	040	-	-
Gross profit (loss) from sales (lines (010+020+030+040))	050	29,592,475	14,514,285
II. Operating income and expenses
Interest receivable	060	426,886	61,229
Interest payable	070	(1,106,027)	(1,546,035)
Participation in other companies	080	406,915	72,171
Other operating income	090	96,103,903	29,402,183
Other operating expenses	100	(97,246,614)	(29,920,877)
III. Non-sale profit and losses
Non-sale profit	120	4,090,488	3,313,996
Non-sale losses	130	(5,137,226)	(2,522,218)
Income (loss) from operations
(lines (050+060+070+080+090+100+120+130))	140	27,130,800	13,374,734
Deferred tax assets	141	-	-
Deferred tax liabilities	142	(1,213,281)	(719,168)
Income tax	150	(6,636,155)	(3,276,051)

Retained earnings (loss) of the reporting year	190	19,281,364	9,379,515
REFERENCE.
Permanent deferred tax liabilities (assets)	200	(1,170,295)	(522,483)
Basic income (loss) per common share	201	-	-
Diluted income (loss) per common share	202	-	-

Chief Executive Officer _________________Takhautdinov Sh.F.	Chief Accountant ________ Garifullin I.G.
(signature) (last name)	(signature) (last name)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OAO TATNEFT

By:	/s/ Vladimir P. Lavushchenko

Name: Vladimir P. Lavushchenko

Title: Deputy General Director for Economics,

Chairman of Disclosure Committee

Date:	December 3, 2004